Exhibit 99.1

May 19, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: DIGIHOST TECHNOLOGY INC.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA25381D2068
	CUSIP:	25381D206

2	Date Fixed for the Meeting:	July 28, 2022

3	Record Date for Notice:	June 13, 2022

4	Record Date for Voting:	June 13, 2022

5	Beneficial Ownership Determination Date:	June 13, 2022

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:	YES
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

With kindest regards,

“Lisa Cripps”

Marrelli Trust Company Limited

Lisa Cripps

President lcripps@marrellitrust.ca

Marrelli Trust Company Limited
c/o Marrelli Transfer Services Corp.

82 Richmond Street East, Toronto, ON M5C 1P1
www.marrellitrust.ca info@marrellitrust.ca
Fax: 416-360-7812 Tel: 416-416-361-6990